# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Root, Inc., CIK 0001788882
CUSIP: 77664L108
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 80 E. Rich St., Suite 500, Columbus, Ohio (OH), 43215
Date of event which requires filing of this statement: 08/31/2026
Amends the filing with accession number 0001737364-26-000002
Filed by CIK 0001737364
Persons authorized to receive notices and communications: Ernest Garcia III, 300 E. Rio Salado Pkwy, Tempe, Arizona (AZ), 85281, 602-922-9866; Robert M. Hayward, P.C., Kirkland & Ellis LLP, 333 West Wolf Point Plaza, Chicago, Illinois (IL), 60654, 312-862-2000; Robert E. Goedert, P.C., Kirkland & EllisLLP, 333 West Wolf Point Plaza, Chicago, Illinois (IL), 60654, 312-862-2000

## Reporting persons
- Carvana Group, LLC (CIK 0001737364): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 780,727; sole dispositive power 0; shared dispositive power 780,727; aggregate amount beneficially owned 780,727 (5.4% of the class)
  Comment: The aggregate reported securities consist of 780,727 shares of Class A Common Stock issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer, which are directly held by Carvana Group, LLC.
  
  The percentage of class is based on 13,687,016 shares of Class A Common Stock issued and outstanding as of July 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, plus the 780,727 shares of Class A Common Stock issuable upon conversion of the Preferred Stock. The amount of securities reported represents 4.8% of the aggregate number of issued and outstanding shares of the Issuer's Class A Common Stock and Class B Common Stock as of July 29, 2026 (inclusive of the shares of Class A Common Stock issuable upon conversion of the Preferred Stock).
- Carvana Co. Sub LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 780,727; sole dispositive power 0; shared dispositive power 780,727; aggregate amount beneficially owned 780,727 (5.4% of the class)
  Comment: The aggregate reported securities consist of 780,727 shares of Class A Common Stock issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer, which are directly held by Carvana Group, LLC.
  
  The percentage of class is based on 13,687,016 shares of Class A Common Stock issued and outstanding as of July 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, plus the 780,727 shares of Class A Common Stock issuable upon conversion of the Preferred Stock. The amount of securities reported represents 4.8% of the aggregate number of issued and outstanding shares of the Issuer's Class A Common Stock and Class B Common Stock as of July 29, 2026 (inclusive of the shares of Class A Common Stock issuable upon conversion of the Preferred Stock).
- Carvana Co. (CIK 0001690820): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 780,727; sole dispositive power 0; shared dispositive power 780,727; aggregate amount beneficially owned 780,727 (5.4% of the class)
  Comment: The aggregate reported securities consist of 780,727 shares of Class A Common Stock issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer, which are directly held by Carvana Group, LLC.
  
  The percentage of class is based on 13,687,016 shares of Class A Common Stock issued and outstanding as of July 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, plus the 780,727 shares of Class A Common Stock issuable upon conversion of the Preferred Stock. The amount of securities reported represents 4.8% of the aggregate number of issued and outstanding shares of the Issuer's Class A Common Stock and Class B Common Stock as of July 29, 2026 (inclusive of the shares of Class A Common Stock issuable upon conversion of the Preferred Stock).

## Item 1. Security and Issuer
Title of class of securities: Class A common stock
Name of issuer: Root, Inc.
Address of issuer's principal executive offices: 80 E. Rich St., Suite 500, Columbus, Ohio (OH), 43215
Comment: This Amendment ("Amendment No. 13") amends the Schedule 13D filed with the SEC on October 12, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1, filed with the SEC on August 24, 2022; Amendment No. 2, filed with the SEC on September 6, 2022; Amendment No. 3, filed with the SEC on August 7, 2023; Amendment No. 4, filed with the SEC on September 1, 2023; Amendment No. 5, filed with the SEC on November 15, 2023; Amendment No. 6, filed with the SEC on May 7, 2024; Amendment No. 7, filed with the SEC on August 9, 2024; Amendment No. 8, filed with the SEC on February 28, 2025; Amendment No. 9, filed with the SEC on May 13, 2025; Amendment No. 10, filed with the SEC on August 8, 2025; Amendment No. 11, filed with the SEC on September 2, 2025; and Amendment No. 12, filed with the SEC on March 3, 2026 (the Original Schedule 13D, together with all amendments, the "Schedule 13D"), with respect to the Class A Common Stock of the Issuer. Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Capitalized terms used herein and not otherwise defined in this Amendment No. 13 have the meanings set forth in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

On August 31, 2026, Carvana Group, LLC ("Carvana Group") and Root, Inc. (the "Issuer") entered into a Warrant Cancellation and Exchange Agreement (the "Warrant Cancellation Agreement"), pursuant to which the five Long-Term Warrants previously reported in the Schedule 13D were cancelled and a new Common Stock Purchase Warrant (the "New Warrant") was issued to Carvana Group. No additional cash or other funds were utilized in connection with the transaction.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

The Warrant Cancellation Agreement and the related transactions were effected to restructure the existing warrant arrangements between Carvana Group and the Issuer. Pursuant to the Warrant Cancellation Agreement, the five Long-Term Warrants (with exercise prices ranging from $180.00 to $540.00 per share and expiring September 1, 2027) were cancelled and exchanged for the New Warrant for an aggregate of 1,525,560 shares of Class A Common Stock across five tranches. Each tranche consists of 305,112 shares of Class A Common Stock with exercise prices ranging from $72.44 to $94.72 per share. The New Warrant is subject to certain conditions to exercise, including achievement of certain insurance sales metrics through the integrated automobile insurance solution for Carvana Group, LLC's online car buying platform (the "Integrated Platform"). As of the date hereof, none of the New Warrant tranches are exercisable.

Concurrently with the Warrant Cancellation Agreement, the parties entered into a Second Amendment to the Investment Agreement (the "Second Amendment") and a First Amendment to the Registration Rights Agreement, which, among other things, amended the terms of both agreements to reflect the new warrant economics.

Except as set forth in this Amendment No. 13 and the Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Rows 11 and 13 of the cover pages hereto is incorporated herein by reference.

The reported securities consist of 780,727 shares of Class A Common Stock issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer, which are directly held by Carvana Group, LLC. As the sole manager of Carvana Group, LLC, Carvana Co. Sub LLC may be deemed to share beneficial ownership of the reported securities directly held by Carvana Group, LLC, and as the sole member of Carvana Co. Sub LLC, Carvana Co. may be deemed to share beneficial ownership of the reported securities directly held by Carvana Group, LLC.

Each holder of Preferred Stock will have the right, at its option, to convert its Preferred Stock, in whole or in part, into a number of fully paid and non-assessable shares of Class A Common Stock determined in accordance with the then-effective Conversion Rate. The "Conversion Rate" is equal to the Liquidation Preference divided by the Conversion Price. The Conversion Price is subject to customary adjustments, including in the event of any stock split, reverse stock split, stock dividend, recapitalization or similar events.

Pursuant to the New Warrant instrument, Carvana Group, LLC holds five tranches of warrants (the "Warrants") for the issuance of up to 1,525,560 shares of Class A Common Stock. The Warrants expire August 31, 2028, subject to certain extensions, and have exercise prices of $72.44 to $94.72. The five tranches of Warrants are subject to certain conditions to exercise, including relating to the achievement of certain defined milestones tied to insurance sales through the Integrated Platform. As of the date hereof, the conditions to exercise have not been satisfied.

As a result of their beneficial ownership of the Preferred Stock, the Reporting Persons may be deemed to beneficially own an aggregate of 780,727 shares of Class A Common Stock, which represents approximately 5.4% of the outstanding shares of the Issuer's Class A Common Stock, as calculated pursuant to Rule 13d-3 of the Act, although on a fully-diluted and as-converted basis, such aggregate amount represents approximately 4.8% of the total Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 7-10 of the cover pages hereto is incorporated by reference herein.
Transactions in the class effected during the past sixty days:
Item 5(c ) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Except as described herein, none of the Reporting Persons has effected any transaction in the Common Stock or securities convertible into or exercisable for Common Stock during the past 60 days. Neither the filing of this Amendment No. 13 nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that such person is the beneficial owner of any of the shares of the Issuer's Common Stock referred to herein for purposes of the Act, or for any other purpose.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

The descriptions of the Warrant Cancellation Agreement, the New Warrant, the Second Amendment to the Investment Agreement, and the First Amendment to the Registration Rights Agreement contained in this Amendment No. 13 are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as exhibits hereto and incorporated herein by reference. The Reporting Persons' rights and obligations under the Commercial Agreement (as amended) with the Issuer, as previously described in the Schedule 13D, remain in effect.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Common Stock Purchase Warrant, dated August 31, 2026, issued by Root, Inc. to Carvana Group, LLC (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Commission on September 1, 2026).
Exhibit 2: Warrant Cancellation and Exchange Agreement, dated August 31, 2026, by and between Root, Inc. and Carvana Group, LLC (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Commission on September 1, 2026).
Exhibit 3: Second Amendment to the Investment Agreement, dated August 31, 2026, by and between Root, Inc. and Carvana Group, LLC (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the Commission on September 1, 2026).
Exhibit 4: First Amendment to the Registration Rights Agreement, dated August 31, 2026, by and among Root, Inc. and Carvana Group, LLC (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed with the Commission on September 1, 2026).

## Signatures
- Carvana Group, LLC: /s/ Paul Breaux, By: Carvana Co. Sub LLC, Its: Sole Manager, By: Carvana Co., Its Sole Member, Paul Breaux, Title: VP, General Counsel, Secretary (09/02/2026)
- Carvana Co. Sub LLC: /s/ Paul Breaux, By: Carvana Co., Its Sole Member, Paul Breaux, Title: VP, General Counsel, Secretary (09/02/2026)
- Carvana Co.: /s/ Paul Breaux, Paul Breaux, Title: VP, General Counsel, Secretary (09/02/2026)